SEC FILE NO. 70-9565





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                             CERTIFICATE PURSUANT TO

                                     RULE 24

                      OF PARTIAL COMPLETION OF TRANSACTIONS

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935





                                    GPU, INC.


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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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In the Matter of                        )
                                        )
GPU, INC.                               )
                                        )
                                        )
                                        )
     SEC File No. 70-9565               )
                                        )
    (Public Utility Holding             )
     Company Act of 1935)               )
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To the Members of the Securities and Exchange Commission:


          The undersigned, GPU, Inc. ("GPU") hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions authorized by the Commission's Order dated February 18, 2000, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration, as amended, in SEC File No. 70-9565 as follows:

           1. On February 22, 2000, GPU organized under Delaware law and acquired 100 shares of common stock, no par value, of GPU EnerTech Holdings, Inc. ("GPU EnerTech") for $100. Such shares constitute all of the outstanding common stock of GPU EnerTech. On February 25, 2000, GPU EnerTech entered into a subscription agreement with EnerTech Capital Partners II, L.P. ("EnerTech Partnership") for the acquisition of limited partnership interests therein. On March 7, 2000, GPU made a capital contribution of $500,000 to GPU EnerTech. Subsequently, pursuant to the subscription agreement, on March 7, 2000, GPU EnerTech made an initial capital contribution to the EnerTech Partnership of $500,000, which amount represents 10% of GPU EnerTech's committed capital contribution of $5,000,000.


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                                    SIGNATURE
                                    ---------

          PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                                GPU, INC.




                                                By:/s/ T. G. Howson
                                                   ------------------
                                                   T. G. Howson, Vice President
                                                   and Treasurer

Date:  March 13, 2000